Exhibit 99.3

GLOBAL PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

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CGI reports strong Q1 Fiscal 2020 results

Q1-F2020 results and year-over-year highlights

•	Revenue of $3.05 billion, up 3.1% year-over-year or 4.8% in constant currency;

•	Adjusted EBIT of $474.1 million, up 8.0%;

•	Adjusted EBIT margin of 15.5%, up 70 basis points;

•	Net earnings of $290.2 million, for a margin of 9.5% and diluted EPS of $1.06;

•	Net earnings excluding specific items* of $334.9 million, for a margin of 11.0% and diluted EPS of $1.23;

•	Cash provided by operating activities of $465.3 million, up 18.8%;

•	Bookings of $2.75 billion for book-to-bill of 90.0% and 101.3% over the last twelve months; and,

•	Backlog of $22.29 billion or 1.8x annual revenue.

*Specific items in Q1-F2020 include: $16.5 million in acquisition-related and integration costs and $28.2 million in restructuring costs, both net of tax; Specific items in Q1-F2019 include: $3.2 million in acquisition-related and integration costs, net of tax;

Note: All figures in Canadian dollars. Q1-F2020 MD&A, interim condensed consolidated financial statements and accompanying notes can be found at cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.

To access the financial statements – click here (PDF)

To access the MD&A – click here (PDF)

Montréal, Quebec, January 29, 2020 - CGI (TSX: GIB.A) (NYSE: GIB) reported Fiscal 2020 first quarter revenue $3.05 billion, representing growth of 3.1%, or $90.8 million year-over-year. On a constant currency basis, revenue was up 4.8% as foreign exchange fluctuations negatively impacted revenue by $52.6 million.

On October 1, 2019, the Company adopted IFRS 16, which sets out the principles for the recognition, measurement, presentation and disclosure of leases. The change recognizes lease agreements on-balance sheet and, as a result, the Q1-F2020 consolidated statement of earnings now presents a decrease in the cost of services, selling and administrative expenses, partially offset by higher net finance costs with a non-material impact to the net earnings. These changes and their impact on capital structure ratios and cash from operations are noted below and detailed in the MD&A and financial statements.

Adjusted EBIT was $474.1 million, an increase of $34.9 million from Q1-F2019, of which $9.7 million relates to the adoption of IFRS 16. EBIT margin of 15.5% improved by 70 basis points compared to the same period last year.

Net earnings were $290.2 million in Q1-F2020, down $21.3 million compared with the year ago period, impacted by $44.7 million in one-time restructuring costs and integration expenses. Earnings per diluted share, as a result, were $1.06.

When excluding the specific items, net earnings in Q1-F2020 were $334.9 million, representing a margin of 11.0%. On the same basis, EPS expanded by 9.8% to $1.23 per diluted share, up from $1.12 from the year ago period.

“I am pleased with this quarter’s results of continued profitable growth and strong cash generation as we successfully execute our build and buy strategy,” said President and Chief Executive Officer, George Schindler. “We are experiencing strong demand for our end-to-end services and remain an active consolidator through mergers and acquisitions.”

Bookings were $2.75 billion in Q1-F2020 and $12.36 billion over the last twelve months, representing 90.0% and 101.3% of revenue, respectively. At the end of December 2019, the Company’s backlog stood at $22.29 billion.

Cash provided by operating activities was $465.3 million, or 15.2% of revenue, representing an improvement of $73.7 million compared with Q1-F2019. Of this amount, $39.2 million resulted from the adoption of IFRS 16.

In millions of Canadian dollars except earnings per share and where noted	Q1-F2020	Q1-F2019
Revenue	3,054.7	2,963.9
Growth	3.1%	5.2%
Growth at constant currency	4.8%	4.5%
Adjusted EBIT	474.1	439.2
Margin	15.5%	14.8%
Net earnings	290.2	311.5
Margin	9.5%	10.5%
Net earnings excluding specific items*	334.9	314.7
Margin	11.0%	10.6%
Diluted earnings per share	1.06	1.11
Diluted earnings per share, excluding specific items*	1.23	1.12
Weighted average number of outstanding shares (diluted)	273,121,586	281,568,097
Net finance costs	26.7	14.6
Net debt	2,810.6	1,738.7
Net debt to capitalization ratio	27.7%	19.1%
Cash provided by operating activities	465.3	391.5
Days sales outstanding (DSO)	49	54
Return on invested capital (ROIC)	14.4%	14.5%
Return on equity (ROE)	18.0%	17.3%
Bookings	2,749.3	3,030.8
Backlog	22,292.4	23,337.9

*Specific items in Q1-F2020 include: $16.5 million in acquisition-related and integration costs and $28.2 million in restructuring costs, both net of tax; Specific items in Q1-F2019 include: $3.2 million in acquisition-related and integration costs, net of tax;

At the end of December, net debt stood at $2.8 billion, representing a net debt-to-capitalization ratio of 27.7%, up from 19.1% last year. When excluding the impact of adopting IFRS 16, the net debt to capitalization ratio would have been 20.9%, slightly higher due to the investments made in metro market mergers.

Normal Course Issuer Bid

The Company’s Board of Directors authorized earlier this morning the renewal of its Normal Course Issuer Bid, which, subject to approval by the Toronto Stock Exchange, allows for the purchase for cancellation of up to 20.1 million Class A subordinate voting shares over the next 12 months, representing approximately 10% of the Company’s public float as of the close of business on January 22, 2020. The current program will terminate on February 5, 2020 and purchases of Class A subordinate voting shares under the renewed program may commence on February 6, 2020. For further information, please refer to the Company’s press release regarding the renewal of its Normal Course Issuer Bid.

Q1-F2020 results conference call

Management will host a conference call this morning at 9:00 a.m. Eastern time to discuss results. Participants may access the call by dialing 1-800-377-0758 or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors.

Annual General Meeting of Shareholders

This morning at 11:00 a.m. Eastern time, the Company will hold its Annual General Meeting of Shareholders at The Centre Sheraton Montréal. The meeting, as well as the question and answer session that follows will be broadcast live via cgi.com/investors.

About CGI

Founded in 1976, CGI is among the largest independent IT and business consulting services firms in the world. With approximately 77,500 consultants and professionals across the globe, CGI delivers an end-to-end portfolio of capabilities, from strategic IT and business consulting to systems integration, managed IT and business process services and intellectual property solutions. CGI works with clients through a local relationship model complemented by a global delivery network that helps clients digitally transform their organizations and accelerate results. With Fiscal 2019 reported revenue of C$12.1 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Learn more at cgi.com.

Non-GAAP financial metrics used in this press release: Constant currency growth, adjusted EBIT, net debt, net debt to capitalization ratio, bookings, book-to-bill ratio, backlog, DSO, ROIC, ROE, net earnings and diluted EPS excluding specific items.

CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on pages 3 and 4 of our MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours.

All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of CGI, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to attract and retain qualified employees, to develop and expand our services, to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws, our ability to negotiate favorable contractual terms, to deliver our services and to collect receivables, and the reputational and financial risks attendant to cybersecurity breaches and other incidents; as well as other risks identified or incorporated by reference in this press release, in CGI’s annual and quarterly MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). Unless otherwise stated, the forward-looking information and statements contained in this press release are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this press release, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in the section titled “Risk Environment” of CGI’s annual and quarterly MD&A, which is incorporated by reference in this cautionary statement. We also caution readers that the above-mentioned risks and the risks disclosed in CGI’s annual and quarterly MD&A and other documents and filings are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

For more information:

Lorne Gorber

Executive Vice-President, Investor and Public Relations

lorne.gorber@cgi.com

+1 514-841-3355